FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 22, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Condensed consolidated notes	Millicom International
as of June 30, 2008	Cellular S.A.

Item 1.  FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of June 30, 2008.

Millicom is a global operator of mobile telephone services in the world’s emerging markets. As of June 30, 2008, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

Interim condensed consolidated statements of profit and loss	Millicom International
for the six months ended June 30, 2008 and 2007	Cellular S.A.

	Notes	Six months ended June 30, 2008	Six months ended June 30, 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	1,643,212	1,176,051
Cost of sales		(597,766)	(447,316)
Gross profit		1,047,625	728,735
Sales and marketing		(340,817)	(198,920)
General and administrative expenses		(266,912)	(192,740)
Other operating expenses		(24,754)	(22,144)
Operating profit	7	412,963	314,931
Interest expense		(86,086)	(79,404)
Interest and other financial income		19,525	25,690
Other non operating income, net		8,656	240
Profit from associates		4,128	1,781
Profit before taxes from continuing operations		359,186	263,238
Charge for taxes	8	(106,612)	(87,624)
Profit for the period from continuing operations		252,574	175,614
Profit for the period from discontinued operations, net of tax	5	—	258,852
Net profit for the period		252,574	434,466

Attributable to:
Equity holders of the Company		290,043	446,765
Minority interest		(37,469)	(12,299)
		252,574	434,466
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	9	2.70	4.43

Diluted (US$)
Profit for the period attributable to equity holders	9	2.68	4.22

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of profit and loss	Millicom International
for the three months ended June 30, 2008 and 2007	Cellular S.A.

	Notes	Three months ended June 30, 2008	Three months ended June 30, 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	842,509	613,350
Cost of sales		(310,031)	(235,838)
Gross profit		534,657	377,512
Sales and marketing		(175,329)	(106,042)
General and administrative expenses		(138,570)	(99,563)
Other operating expenses		(12,894)	(11,910)
Operating profit	7	205,685	159,997
Interest expense		(42,157)	(40,265)
Interest and other financial income		8,162	13,305
Other non operating loss, net		(1,703)	(304)
Profit from associates		2,268	1,129
Profit before taxes from continuing operations		172,255	133,862
Charge for taxes	8	(64,742)	(39,891)
Profit for the period from continuing operations		107,513	93,971
Profit for the period from discontinued operations, net of tax	5	—	2,653
Net profit for the period		107,513	96,624

Attributable to:
Equity holders of the Company		131,938	101,565
Minority interest		(24,425)	(4,941)
		107,513	96,624
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	9	1.22	1.01

Diluted (US$)
Profit for the period attributable to equity holders	9	1.22	0.98

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheet	Millicom International
as of June 30, 2008 and December 31, 2007	Cellular S.A.

	Notes	June 30, 2008	December 31, 2007
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net		453,848	467,502
Property, plant and equipment, net	10	2,553,157	2,066,122
Investments in associates		15,421	11,234
Deferred taxation		104,601	97,544
Other non-current assets		17,230	19,855
TOTAL NON-CURRENT ASSETS		3,144,257	2,662,257

CURRENT ASSETS
Inventories		104,683	82,893
Trade receivables, net		230,603	223,579
Amounts due from joint venture partners		11,421	65,348
Prepayments and accrued income		99,000	71,175
Current tax assets	8	9,960	8,982
Supplier advances for capital expenditure		105,522	76,514
Other current assets		48,559	48,481
Cash and cash equivalent		903,993	1,174,597
TOTAL CURRENT ASSETS		1,513,741	1,751,569

TOTAL ASSETS		4.657,998	4,413,826

The accompanying notes are an integral part of these condensed financial statements.

	Notes	June 30, 2008	December 31, 2007
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		640,236	417,352
Other reserves		55,753	45,557
Retained profits		565,032	127,856
Net profit for the period/year attributable to equity holders		290,043	697,142
		1,551,064	1,287,907
Minority interest		48,384	80,429
TOTAL EQUITY		1,599,448	1,368,336

LIABILITIES
Non-current liabilities
Debt and other financing	12	1,148,894	945,206
Provisions and other non-current liabilities		65,829	55,601
Deferred taxation		43,794	42,414
Total non-current liabilities		1,258,517	1,043,221

Current liabilities
Debt and other financing
10% Senior Notes	12	481,274	479,826
4% Convertible Notes – Debt component	12	—	178,940
Other debt and financing	12	174,908	230,319
Payables and accruals for the purchase of property, plant and equipment		506,155	460,533
Other trade payables		252,042	238,252
Amounts due to joint ventures partners		2,232	60,914
Accrued interest and other expenses		158,497	128,426
Current tax liabilities	8	61,497	82,028
Provisions and other current liabilities		163,428	143,031
Total current liabilities		1,800,033	2,002,269
TOTAL LIABILITIES		3,058,550	3,045,490

TOTAL EQUITY AND LIABILITIES		4,657,998	4,413,826

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the six months ended June 30, 2008 and 2007	Cellular S.A.

	Notes	Six months ended June 30, 2008	Six months ended June 30, 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		359,186	263,238
Adjustments
Interest expense		86,086	79,404
Interest and other financial income		(19,525)	(25,690)
Other non operating income, net		(8,656)	(240)
Profit from associates		(4,128)	(1,781)
Operating profit		412,963	314,931
Adjustments for non-cash items:
Depreciation and amortization		234,504	162,698
Loss on disposal/Write down of assets, net		2,179	634
Share-based compensation		14,117	10,171
		663,763	488,434
Increase in trade receivables, prepayments and other current assets		(31,316)	(6,954)
(Increase)/decrease in inventories		(18,346)	5,758
Increase in trade and other payables		57,288	65,254
Changes to working capital		7,626	64,058
Interest expense paid, net		(52,690)	(48,936)
Taxes paid		(128,588)	(101,245)
Net cash provided by operating activities		490,111	402,311
Cash flows from investing activities
Purchase of intangible assets and license renewals		(4,094)	(1,494)
Purchase of property, plant and equipment	10	(623,217)	(356,177)
Proceeds from sale of property, plant and equipment		14,019	802
Net loan movement – joint ventures and joint venture partners		(4,755)	(1,012)
Disposal of pledged deposits, net		7,838	37,690
Cash provided by other investing activities		377	14
Net cash used by investing activities		(609,832)	(320,177)
Cash flows from financing activities:
Proceeds from issuance of shares		1,379	2,561
Proceeds from issuance of debt and other financing		570,234	193,224
Repayment of debt and financing		(473,955)	(116,018)
Payment of dividends		(259,704)	—
Net cash (used)/provided by financing activities		(162,046)	79,767
Cash provided by discontinued operations		—	261,639
Exchange gains on cash and cash equivalents		11,163	6,912
Net (decrease)/increase in cash and cash equivalents		(270,604)	430,452
Cash and cash equivalents at the beginning of the year		1,174,597	656,692
Cash and cash equivalents at the end of the period		903,993	1,087,144

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity	Millicom International
for the periods ended June 30, 2007, December 31, 2007 and June 30, 2008	Cellular S.A.

	Number of shares	Share capital	Share premium	Retained profits(i)	Other reserves	Total	Minority interest	Total equity
	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Balance as of December 31, 2006	100,684	151,025	221,501	129,382	2,966	504,874	77,514	582,388
Profit for the period	—	—	—	446,765	—	446,765	(12,299)	434,466
Transfer to legal reserve	—	—	—	(1,526)	1,526	—	—	—
Shares issued via the exercise of stock options	136	204	2,744	—	(387)	2,561	—	2,561
Shares issued as payment of bonuses	13	20	980	—	—	1,000	—	1,000
Share based compensation	67	101	4,929	—	5,141	10,171	—	10,171
Currency translation differences	—	—	—	—	13,702	13,702	7,435	21,137
Balance as of June 30, 2007 (unaudited)	100,900	151,350	230,154	574,621	22,948	979,073	72,650	1,051,723
Profit for the period	—	—	—	250,377	—	250,377	26,141	276,518
Dividends paid to minority shareholders	—	—	—	—	—	—	(18,286)	(18,286)
Shares issued via the exercise of stock options	1,490	2,236	31,442	—	(3,451)	30,227	—	30,227
Share based compensation	—	—	248	—	8,809	9,057	—	9,057
Issuance of shares	9	14	824	—	—	838	—	838
Conversion of the 4% Convertibles Notes	29	43	1,041	—	(196)	888	—	888
Currency translation differences	—	—	—	—	17,447	17,447	(76)	17,371
Balance as of December 31, 2007	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the period	—	—	—	290,043	—	290,043	(37,469)	252,574
Transfer to legal reserve	—	—	—	(262)	262	—	—	—
Dividends paid to shareholders	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of stock options	83	124	1,714	—	(429)	1,409	—	1,409
Share based compensation	69	103	5,812	—	8,202	14,117	—	14,117
Issuance of shares	9	14	1,025	—	—	1,039	—	1,039
Conversion of the 4% Convertibles Notes	5,622	8,434	205,658	—	(38,913)	175,179	—	175,179
Currency translation differences	—	—	—	—	41,074	41,074	5,424	46,498
Balance as of June 30, 2008 (unaudited)	108,211	162,318	477,918	855,075	55,753	1,551,064	48,384	1,599,448

(i)           Includes profit for the period attributable to equity holders

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as of June 30, 2008	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of June 30, 2008, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under number B 40 630.

Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2007 on Form 20-F form with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as of December 31, 2007, as disclosed in Note 2 of those financial statements.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

Millicom did not acquire any subsidiaries, joint ventures or minority interests during the six months ended June 30, 2008 and 2007.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

There was no disposal of subsidiaries and joint venture during the six months ended June 30, 2008.

In February 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $284.8 million realizing a net gain of $258.3 million.

5.  DISCONTINUED OPERATIONS AND ASSET HELD FOR SALE

The results of discontinued operations for the six and three months ended June 30, 2008 and 2007 are presented below:

	Six months ended June 30, 2008	Six months ended June 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	6,130
Operating expenses	—	(5,178)
Gain from disposal	—	258,346
Operating profit	—	259,298
Non-operating expenses, net	—	(446)
Profit before tax	—	258,852
Taxes	—	—
Profit for the period attributable to equity holders	—	258,852

	Three months ended June 30, 2008	Three months ended June 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	—
Operating expenses	—	395
Gain from disposal	—	—
Operating profit	—	395
Non-operating income, net	—	2,258
Profit before tax	—	2,653
Taxes	—	—
Profit for the period attributable to equity holders	—	2,653

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Six months ended June 30, 2008	Six months ended June 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	565,280	402,512
Operating expenses	(298,921)	(215,372)
Operating profit	266,359	187,140

	Three months ended June 30, 2008	Three months ended June 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	284,572	210,824
Operating expenses	(152,487)	(112,155)
Operating profit	132,085	98,669

7.  SEGMENT INFORMATION

The Group operates mainly in one reportable business segment, telecommunications services. The primary segment reporting format is determined to be geographic segments as the Group’s risks and rates of return are affected predominantly by the fact that it operates in different countries in different geographical areas. The operating businesses are organized and managed according to the geographical areas, which represent the basis on which the information is presented to the Board of Directors and executive management to evaluate past performance and for making decisions about the future allocation of resources.

Primary Reporting Format—Geographical Segments

The Group operates in 16 countries within four regions: Central America, South America, Africa and Asia.

The following tables present revenues, operating profit/ (loss) and other segment information for the six and three months ended June 30, 2008 and 2007:

Six months ended June 30, 2008	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	682,166	485,730	345,861	129,455	—	1,643,212	—	—	1,643,212
Operating profit	324,436	53,863	44,454	29,403	(39,193)	412,963	—	—	412,963
Add back:
Depreciation and amortization	49,721	99,767	61,791	22,810	415	234,504	—	—	234,504
Loss (gain) on disposal and impairment of property, plant and equipment	738	1,038	319	177	(93)	2,179	—	—	2,179
Corporate costs	—	—	—	—	24,754	24,754	—	—	24,754
Share-based compensation	—	—	—	—	14,117	14,117	—	—	14,117
Adjusted operating profit	374,895	154,668	106,564	52,390	—	688,517	—	—	688,517

Three months ended June 30, 2008	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	342,039	254,104	180,288	66,078	—	842,509	—	—	842,509
Operating profit	161,225	28,545	22,412	14,673	(21,170)	205,685	—	—	205,685
Add back:
Depreciation and amortization	26,189	52,642	32,791	12,164	204	123,990	—	—	123,990
Loss (gain) on disposal and impairment of property, plant and equipment	107	1,040	50	247	(178)	1,266	—	—	1,266
Corporate costs	—	—	—	—	12,894	12,894	—	—	12,894
Share-based compensation	—	—	—	—	8,250	8,250	—	—	8,250
Adjusted operating profit	187,521	82,227	55,253	27,084	—	352,085	—	—	352,085

Six months ended June 30, 2007	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	519,995	355,833	209,644	90,579	—	1,176,051	6,130	—	1,182,181
Operating profit	239,109	55,518	32,998	19,597	(32,291)	314,931	259,298	—	574,229
Add back:
Depreciation and amortization	39,947	65,789	38,664	18,122	176	162,698	—	—	162,698
Loss (gain) on disposal and impairment of property, plant and equipment	323	203	258	50	(200)	634	—	—	634
Corporate costs	—	—	—	—	22,144	22,144	—	—	22,144
Share-based compensation	—	—	—	—	10,171	10,171	—	—	10,171
Gain on disposal of subs and JV, net	—	—	—	—	—	—	(258,346)	—	(258,346)
Adjusted operating profit	279,379	121,510	71,920	37,769	—	510,578	952	—	511,530

Three months ended June 30, 2007	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	270,520	188,424	106,425	47,981	—	613,350	—	—	613,350
Operating profit	124,083	31,254	11,678	10,323	(17,341)	159,997	395	—	160,392
Add back:
Depreciation and amortization	18,739	34,260	21,447	10,011	79	84,536	—	—	84,536
Loss (gain) on disposal and impairment of property, plant and equipment	231	203	258	14	(200)	506	—	—	506
Corporate costs	—	—	—	—	11,910	11,910	—	—	11,910
Share-based compensation	—	—	—	—	5,552	5,552	—	—	5,552
Adjusted operating profit	143,053	65,717	33,383	20,348	—	262,501	395	—	262,896

Six months ended June 30, 2008	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Total Assets	1,049,596	1,352,249	1,247,464	341,597	839,664	4,830,570	—	(172,572)	4,657,998
Total Liabilities	531,767	1,092,783	1,187,328	237,195	642,089	3,691,162	—	(632,612)	3,058,550
Additions to:
Property, plant and equipment	159,253	178,863	226,907	76,965	229	642,217	—	—	642,217
Intangible assets	774	779	2,564	654	—	4,771	—	—	4,771
Capital expenditure	160,027	179,642	229,471	77,619	229	646,988	—	—	646,988

Six months ended June 30, 2007	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Total Assets	768,659	1,012,922	839,212	233,091	930,828	3,784,712	—	(148,581)	3,636,131
Total Liabilities	449,367	745,306	732,608	167,707	838,037	2,933,025	—	(348,617)	2,584,408
Additions to:
Property, plant and equipment	110,954	102,376	141,936	35,181	3	390,450	—	—	390,450
Intangible assets	496	1,843	121	—	—	2,460	—	—	2,460
Capital expenditure	111,450	104,219	142,057	35,181	3	392,910	—	—	392,910

8.  TAXES

Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses brought forward, no taxes based on Luxembourg-only income have been computed for the six month periods ended June 30, 2008 and 2007. The effective tax rate is impacted not only by statutory tax rates in our operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

9.  EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Six months ended June 30, 2008	Six months ended June 30, 2007
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	290,043	187,913
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	—	258,852
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	290,043	446,765
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	290,043	187,913
Interest expense on convertible debt (US$ ‘000)	760	8,224
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	290,803	196,137
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	—	258,852
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	290,803	454,989

Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share (‘000)	107,459	100,812
Potential incremental shares as a result of share options (‘000)	242	1,171
Assumed conversion of convertible debt (‘000)	690	5,737
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (‘000)	108,391	107,720

Basic
- profit from continuing operations attributable to equity holders	2.70	1.86
- profit from discontinuing operations attributable to equity holders	—	2.57
- profit for the period attributable to equity holders	2.70	4.43
Diluted
- profit from continuing operations attributable to equity holders	2.68	1.82
- profit from discontinuing operations attributable to equity holders	—	2.40
- profit for the period attributable to equity holders	2.68	4.22

	Three months ended June 30, 2008	Three months ended June 30, 2007
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	131,938	98,912
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	—	2,653
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	131,938	101,565
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	131,938	98,912
Interest expense on convertible debt (US$ ‘000)	—	4,113
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	131,938	103,025
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	—	2,653
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	131,938	105,678

Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share (‘000)	108,189	100,874
Potential incremental shares as a result of share options (‘000)	227	1,297
Assumed conversion of convertible debt (‘000)	—	5,737
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (‘000)	108,416	107,908

Basic
- profit from continuing operations attributable to equity holders	1.22	0.98
- profit from discontinuing operations attributable to equity holders	—	0.03
- profit for the period attributable to equity holders	1.22	1.01
Diluted
- profit from continuing operations attributable to equity holders	1.22	0.95
- profit from discontinuing operations attributable to equity holders	—	0.03
- profit for the period attributable to equity holders	1.22	0.98

10.  PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2008, Millicom acquired property, plant and equipment with a cost of $642.2 million (June 30, 2007: $390.5 million). The charge for depreciation on property, plant and equipment for the six months ended June 30, 2008 was $234.5 million (June 30, 2007: $162.7 million).

During the three months ended June 30, 2008, Millicom acquired property, plant and equipment with a cost of $378.5 million (June 30, 2007: $207.9 million). The charge for depreciation on property, plant and equipment for the three months ended June 30, 2008 was $124.0 million (June 30, 2007: $84.5 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Six months ended June 30, 2008	Six months ended June 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	642,217	390,450
Capitalized interest	(3,750)	—
Increase in suppliers advances	28,033	14,017
Increase in payables for property, plant and equipment	(6,684)	(36,227)
Increase in vendor financing	(36,599)	(12,063)
Cash used for the purchase of property, plant and equipment	623,217	356,177

	Three months ended June 30, 2008	Three months ended June 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	378,517	207,865
Capitalized interest	(3,273)	—
Increase in suppliers advances	18,591	7,905
Increase in payables for property, plant and equipment	18,175	(29,133)
Increase in vendor financing	(35,267)	(144)
Cash used for the purchase of property, plant and equipment	376,743	186,493

11.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved although the terms and conditions of the plan were not finalized until 2007. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there could be an additional 40% of shares that vest if further performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin are achieved.

The total charge for the above plan was estimated at $24.9 million which will be recorded over the service period. For the six and three months ended June 30, 2008 a charge of respectively $2.3 and $1.4 million (2007: $6.7 and $2.2 million) was recorded.

A second long term incentive plan covering 2007-2009 (“2007 LTIP”) was approved under an umbrella plan by the Board on March 15, 2007. This plan consists of two elements: performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, or performance cycle, subject to performance conditions related to Millicom’s “earnings per share”. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, or performance cycle subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of six similar mobile telephony companies during the three-year performance cycle of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the above plans is estimated at $24.2 million ($15.8 million for the performance shares and $8.4 million for the matching share award plan) which will be recorded over the service period. For the six and three months ended June 30, 2008 a charge of respectively $2.8 and $1.4 million (2007: $1.5 million for the second quarter and for the first half) was recorded in respect of the performance shares and $1.5 and $0.8 million (2007: $0.8 million for the second quarter and for the first half) in respect to the matching share award plan.

A third long term incentive plan with awards covering 2008-2010 (“2008 LTIP”) has been established under the 2007 umbrella plan. These awards consist of the same two elements as the 2007 LTIP.

The total charge for the above plan is estimated at $32.1 million ($22.2 million for the performance shares and $9.9 million for the matching plan) which will be recorded over the service period. For the six and three months ended June 30, 2008 a charge of respectively $3.7 and $1.9 million (2007: $nil) was recorded in respect of the performance shares and $1.7 and $0.8 million (2007: $nil) in respect to the matching plan.

(b) Share options

A charge of $0.2 and $0.1 million was recorded respectively for the six and three months ended June 30, 2008 (2007: $0.3 and $0.2 million).

(c) Shares granted to directors

A charge of $0.7 million was recorded for the six and the three months ended June 30, 2008 (2007: $0.8 million). Grants to directors for the six and three months ended June 30, 2008 were as follows:

	Number of shares	Share price at grant date	H1 2008 expense
		US$	US$ ‘000
Directors	6,373	114.07	727

(d) Share bonuses

A charge of $1.2 million was recorded for the six and the three months ended June 30, 2008 (2007: $nil).

(e) Total share-based compensation expense

Total share-based compensation expense for the six and three months ended June 30, 2008 and 2007 was as follows:

	Six months ended June 30, 2008	Six months ended June 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	193	344
2006 LTIP	2,274	6,703
2007 LTIP	4,342	2,357
2008 LTIP	5,356	—
Shares granted to directors	727	767
Bonus shares	1,225	—
Total share-based compensation expense	14,117	10,171

	Three months ended June 30, 2008	Three months ended June 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	74	197
2006 LTIP	1,391	2,231
2007 LTIP	2,171	2,357
2008 LTIP	2,662	—
Shares granted to directors	727	767
Bonus shares	1,225	—
Total share-based compensation expense	8,250	5,552

12.  DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5.0 million which was recorded under the caption “Other non operating income (expenses), net”.

In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortized cost of the Notes due to the earlier settlement date.

As of June 30, 2008, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $481.3 million (December 31, 2007: $479.8 million).

4% Convertible Notes

In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes were general unsecured obligations of Millicom and ranked equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes was 4% per annum. Interest was payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate was 9.6%.

Millicom apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $38.9 million and the value allocated to debt was $178.9 million.

As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 ordinary shares.

On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,622,471 shares. On the same day Millicom repaid in cash the remaining $3.0 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to $175.2 million in January 2008.

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of June 30, 2008	As of December 31, 2007
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	656,182	889,085
One-two years	181,906	185,917
Two-three years	263,451	195,550
Three-four years	371,200	282,146
Four-five years	199,085	143,323
After five years	133,252	138,270
Total debt	1,805,076	1,834,291

As at June 30, 2008, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $850.6 million (December 31, 2007: $739.2 million). The assets pledged by the Group for these debts and financings amount to $436.0 million (December 31, 2007: $448.6 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of June 30, 2008 and December 31, 2007. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the underlying terms and conditions.

As of June 30, 2008 (unaudited):

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	750	3,753	—	—	750	3,753
1-3 years	17,987	26,452	1,200	1,200	19,187	27,652
3-5 years	230,651	259,115	—	—	230,651	259,115
More than 5 years	82,757	144,250	—	—	82,757	144,250
Total	332,145	433,570	1,200	1,200	333,345	434,770

As of December 31, 2007:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	—	—	—	—	—	—
1-3 years	36,335	50,205	1,200	1,200	37,535	51,405
3-5 years	80,557	102,606	—	—	80,557	102,606
More than 5 years	89,598	166,000	—	—	89,598	166,000
Total	206,490	318,811	1,200	1,200	207,690	320,011

(i)           The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)          The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

13.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the six months ended June 30, 2008 and 2007.

	Six months ended June 30, 2008	Six months ended June 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of property, plant and equipment	(36,599)	(12,063)
Asset retirement obligation	(7,193)	(6,055)
Financing activities
Share-based compensation	14,117	10,171
Vendor financing	36,599	12,063

14.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of June 30, 2008, the total amount of claims against Millicom’s operations was $57.4 million (December 31, 2007: $49.5 million) of which $2.1 million (December 31, 2007: $0.9 million) relate to joint ventures. As at June 30, 2008 $10.8 million (December 31, 2007: $10.3 million) has been provided for these contingent liabilities in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations.

Capital commitments

As of June 30, 2008, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $764.5 million (December 31, 2007: $400.3 million), of which $75.8 (December 31, 2007: $88.2 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $306.1 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at June 30, 2008 was $31.9 million (December 31, 2007: 30.0 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. In May 2008, the Company paid a dividend of $2.40 per share though the Group has not yet established a formal dividend policy.

15.  SUBSEQUENT EVENT

Acquisition of leading provider of broadband and cable TV services in Central America

On July 22, 2008 Millicom announced it has agreed to acquire 100% of Amnet Telecommunications Holding Limited (“Amnet”) for an enterprise value of $510 million, to be fully paid in cash at closing. It’s Millicom intention to fund at least 50% of total consideration with external financing.

Amnet began operations in Central America in 1997 and is owned by private investors. It is the leading provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, provides fixed telephony in El Salvador and Honduras, and provides corporate data services in the above countries as well as Guatemala and Nicaragua. Across its various markets and product offerings, it has in excess of 350,000 corporate and residential customers. In the 12 months ended December 2007, it reported revenue of US$ 143 million and EBITDA of US$ 56 million.

Completion of the acquisition, which is subject to customary approvals, is expected within three months.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

We are a global mobile telecommunications group with operations in some of the world’s emerging markets over which we generally exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have 16 mobile systems in 16 emerging markets in Central America, South America, Africa and Asia. As of June 30, 2008, the countries where we had mobile operations had a combined population of approximately 289 million. This means that 289 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 28.5 million (24.3 million on an attributable basis) as at June 30, 2008.

Our markets are attractive for mobile services due to their overall relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets because our services are essential for basic communication in the markets in which we operate, and therefore the percentage of GDP spent on mobile services will continue to grow in our markets. Furthermore, we believe that personal disposable income levels in our markets will continue to rise.

Operating Results

The discussion below focuses on the results from continuing operations. In addition, in February 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $284.8 million realizing a net gain of $258.3 million.

The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

	Six months ended, June 30,		Impact on comparative results for period
	2008	2007	Amount of variation	Percent change
	(in US$‘000, except percentages)
Revenues	1,643,212	1,176,051	467,161	40%
Cost of sales	(597,766)	(447,316)	(150,450)	34%
Sales and marketing	(340,817)	(198,920)	(141,897)	71%
General and administrative expenses	(266,912)	(192,740)	(74,172)	38%
Other operating expenses	(24,754)	(22,144)	(2,610)	12%
Operating profit	412,963	314,931	98,032	31%
Interest expense	(86,086)	(79,404)	(6,682)	8%
Interest and other financial income	19,525	25,690	(6,165)	(24)%
Other non operating income, net	8,656	240	8,416	3,507%
Profit from associates	4,128	1,781	2,347	132%
Charge for taxes	(106,612)	(87,624)	(18,988)	22%
Profit for the period from continuing operations	252,574	175,614	76,960	44%
Profit for the period from discontinued operations, net of tax	—	258,852	(258,852)	(100)%
Minority interests	37,469	12,299	25,170	205%
Net profit for the period attributable to equity holders of the company	290,043	446,765	(156,722)	(35)%

We derive our revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Total revenues increased by 40% for the six months ended June 30, 2008 to $1,643 million from $1,176 million for the six months ended June 30, 2007. The increase is mainly due to the growth in the number of subscribers which, as shown in the table below, increased by 58% to 28.5 million as of June 30, 2008 from 18.0 million as of June 30, 2007

	2008	2007	Growth
Subscribers
Central America	10,276,014	6,706,098	53%
South America	6,912,109	4,855,446	42%
Africa	7,579,792	3,954,080	92%
Asia	3,682,809	2,451,369	50%
Total	28,450,724	17,966,993	58%

The continued growth in subscribers reflected the increase in our rate of investment, which has been particularly high since Q3 2007, in sales and marketing, distribution and in capex. Over the first half of 2008 our Capex spending was $647 million compared to $393 spent for the same period in 2007. Due to the higher level of capex spending, we improved the quality of our networks across our operations, and considerably extended them, emphasizing on Accessibility as part of our Triple A strategy.

In Central America, Honduras grew its subscriber base by 78% year on year, Guatemala by 49% and El Salvador by 31%, despite penetration rates of 72% and 87%. In South America, total subscribers increased by 42%, with increases in Paraguay and Colombia of 50% and 42% respectively. In Africa the two best performing territories in terms of net subscriber additions were Senegal which grew by 83% year-on-year and Tanzania, which grew by 99% year-on-year. In addition, DRC had year on year growth of 212% to 718 thousand subscribers. In Asia subscribers grew by 50% year on year with Cambodia growing by 52% and Laos by 82%.

The table below shows revenues for the six months ended June 30, 2008 and 2007 by segment.

	2008	2007	Growth
Revenues
Central America	682,166	519,995	31%
South America	485,730	355,833	37%
Africa	345,861	209,644	65%
Asia	129,455	90,579	43%
Total	1,643,212	1,176,051	40%

Central America: Central America continues to see the benefits of the move to per second billing in February 2007, which substantially improved the affordability of services and the attractiveness of tigo® as a brand as we continue to execute our successful Triple ‘A’ strategy. We continue to improve accessibility with more points of sales, we increased e-PIN penetration and we extended our value added services (“VAS”) as we believe VAS will be an increasingly important part of the income stream alongside our increasing focus on broadband as we react to customer demand for these services.

Revenue growth was 31% year on year, although with penetration of 87% in El Salvador today the growth rate is lower there than in Honduras and Guatemala. The recent census in El Salvador has shown that the population was lower than had been previously estimated, which means that the penetration rate is higher than previously thought.

To date our markets in Central America have not seen any significant effect from the slowdown in the US economy, although we continue to monitor the situation carefully and especially in terms of the remittances being sent back to Central America by overseas workers. At present the statistics that we have seen from the Central Bank suggests that remittances are holding up although not growing at the high rate that they have been growing in the past. However, higher inflation is a reality in Central America and the increased costs of goods will impact disposable income.

Honduras continues to be the fastest growing country in the region as its penetration at 67% is lower than in neighboring countries and had over 1.6 million net additions since June 2007. It is important to consolidate our market leading position in Honduras ahead of the launch of an additional competitor in the second half of 2008. Guatemala added 1.4 million subscribers since June 2007.

Today Millicom has 149 thousand points of sale across Central America which is a 41% increase compared to June 2007 and this distribution network continues to drive the businesses in conjunction with the strong value proposition in terms of price since the move to per second billing in early 2007. In terms of the network Millicom added 1,235 new cell sites since June 2007 in the three countries and today has a total of 3,510 cell sites across the region. It is important that Millicom continues to focus on its Triple ‘A’ strategy to drive affordability.

Following our successes with VAS in Paraguay we have been focusing on developing VAS in Central America. We have seen a year on year 119% increase in VAS in June 2008 with growth of 83% in El Salvador, 103% in Honduras and 167% in Guatemala. Central America now has some 15% of recurring revenues from VAS. We also continue to focus on our broadband offer in Central America and expect to launch 3G across the region in the second half of the year and to look at wider broadband options in the coming months.

South America: Revenues in South America grew by 37% year on year and in Paraguay and Bolivia revenues were up by 68% and 71% year on year respectively. Colombia continues to be impacted by the halving of interconnect rates in December 2007 and it will take longer as the third operator to get traction in the market as historically the business has been more reliant on incoming interconnect traffic owing to its customer mix and so the halving of the interconnect last year had a negative short term impact on the business. However, a lower interconnect has allowed Millicom to introduce new lower tariffs for across net calling at the end of 2007 therefore increasing affordability of our services. E-PIN was launched in Colombia during the first quarter and VAS is also growing, up by 123% year on year.

In Bolivia, Millicom grew revenues by 71% year-on-year as it continues to consolidate its market share and make ground on the market leader so that today Millicom accounts for 36% of the market. Millicom continues to increase coverage in its network and added 191 new cell sites since June 2007. As of June 2008, E-PIN represents 27% of total reloads. Mainly driven by SMS traffic and premium contents, VAS now accounts for 8% of recurring revenue.

Paraguay increased its market share to 52% as it rolled out 278 new sites since June 2007. The VAS and broadband businesses also grew and they now represent 31% of recurring revenues with the majority being VAS, but internet and broadband are becoming increasingly important. Electronic recharges reached 89% of total recharges in June 2008. Also tigo® Mini Tariff product, which gives discounted rates for friends & family, continues to reduce customer churn and today over one quarter of the customer base in Paraguay is registered for the product.

Africa: With year-on-year revenue growth of 65%, Africa is Millicom’s fastest growing region. The company continued to show growth in subscriber additions up 92% year on year. In Africa the company has 158 million people under license, which represents 55% of Millicom’s potential market and the penetration is still low in all our markets. In terms of subscribers, Senegal was the strongest country in June 2008, followed by Tanzania, DRC and Ghana.

Millicom is investing in Africa to try to establish a strong presence in terms of brand awareness, network and distribution at this early stage in mobile development when penetration rates are relatively low. As of June 2008, the Africa region was characterized by extensive network expansion and a build up of the capacity required to accommodate the projected growth in the subscriber base. To this end plans are in progress for fiber transmission projects to enhance capacity and reliability and to bring better services to our customers by adding capacity in all our networks.

Our investments in the network means that we are able to promote voice and VAS services through the deployment of innovative pricing initiatives. Our “Xtreme Value”, “all you can eat” voice package in Ghana is accessed by daily SMS subscriptions and utilizes spare network capacity and increases minutes of use. When Xtreme was used in DRC it resulted in a substantial increase in sales. In Senegal the “Dream” promotion which halved the price of SMSs and offered very attractive prizes contributed significantly to revenues in 2008.

New operators have arrived in DRC and Ghana in recent months. A third operator is expected to launch in Senegal by the year end once its network is deployed.

In Tanzania, as the number three operator we now have 22% market and are gaining ground on the two largest operators. In DRC we have a 12% market share. In Senegal market share increased to 36.9%. Ghana saw a 101% growth in terms of subscriber acquisitions, though the results were impacted by exchange rates and the new tax regime, but minutes of use were up 63% year on year.

In Africa inflation is today a factor across our markets and the rising prices of goods, in particular food, means that consumers have less disposable income.

Asia: In Asia subscribers were up by 50% and revenues by 43% year-on-year. Today Asia is second only to Africa in terms of top line growth.

During the six months ended in June 2008, we have extended and upgraded our networks. Today Cambodia is seeing unprecedented levels of foreign investment mostly into infrastructure, financials and tourism but the discovery of oil and gas off the coast is also a major boost to the economy.  New operators have also entered the telecoms market. However, in the short term Cambodia is being impacted by rising oil prices and the global inflation in food prices which has seen the price of rice double. This clearly impacts the disposable income of middle and lower income consumers.

In Laos rising oil prices and inflation have prompted the Government to put in price controls so that prior approval is needed to increase or decrease prices. We continue to increase points of sale which today stand at 7,461, or 62% of the outlets of the biggest FMCG company. A variety of promotions have been launched to increase the use of e-PIN and the use of the international gateway and these have led to a 5% increase in market share while revenues have increased by 82% in June 2008 compared to last year.

In Sri Lanka we had 152 thousand net addition in the six months ended in June 2008 although revenue growth was below the Asian average of 38%. A new competitor is about to enter the market but we continue to expand the network, commissioning 240 new sites since June 2007.

In general, further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where tigo® was most recently launched. At the end of 2006 we rebranded our Colombia operation to tigo® and at the beginning of 2007 we launched tigo® in Sri Lanka, the Democratic Republic of Congo and the Lao People’s Democratic Republic. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposal income. This will be partially offset as we continue to see price elasticity amongst our existing customers and as we continue to develop our valued added services. In addition, the performance of Millicom’s operations in Colombia and the Democratic Republic of Congo will likely have a significant impact on revenues in the coming years.

A number of telecommunications regulators in the countries where we operate have, or are expected to, reduce interconnection rates (for example recently in Colombia the regulator cut interconnect rates from 12 to 6 US cents). Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, lower interconnect rates often enable us and our competitors to reduce prices to the final customer. Due to the price elasticity in our markets, lower prices usually drive significantly higher usage which often results over time in overall increases in revenues.

Cost of sales: Cost of sales increased by 34% for the six months ended June 30, 2008 to $598 million from $447 million for the six months ended June 30, 2007. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin increased slightly to 64% for the six months ended June 30, 2008 compared to 62% for the six months ended June 30, 2007.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom’s increased investments in capital expenditure in the first half of 2008 and during 2007, which will increase depreciation in the coming years.

Sales and marketing: Sales and marketing expenses increased by 71% for the six months ended June 30, 2008 to $341 million from $199 million for the six months ended June 30, 2007. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues and the increase in subscribers, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo® in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo® at the end of 2006. As a percentage of revenues, sales and marketing expenses increased from 17% for the six months ended June 30, 2007 to 21% for the six months ended June 30, 2008.

Future sales and marketing costs will be impacted by the rollout of tigo® into the remaining Millicom markets where it is not yet used and the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses: General and administrative expenses increased by 40% for the six months ended June 30, 2008 to $269 million from $193 million for the six months ended June 30, 2007. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations and higher fuel cost. Also higher staff costs were incurred as more employees are needed to manage the growth of the business. In addition, there was an increase in share compensation costs. As a percentage of revenues, general and administrative expenses slightly increased from 16% for the six months ended June 30, 2007 to 17% for the six months ended June 30, 2008.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

Other operating expenses: Other operating expenses increased by 12% for the six months ended June 30, 2008 to $25 million from $22 million for the six months ended June 30, 2007. This increase is mainly explained by the increased size of its corporate staff and other group support functions to oversee and support the significant growth in the operating companies. Millicom will further add to its corporate staff in 2008 in order to manage and support further growth in the coming years.

Operating profit: Operating profit and operating profit margin for the six months ended June 30, 2008 and 2007 by segment were as follows:

	2008	2007	Growth
Operating profit
Central America	324,436	239,109	36%
South America	53,863	55,518	(3)%
Africa	44,454	32,998	35%
Asia	29,403	19,597	50%
Unallocated	(39,193)	(32,291)
Total	412,963	314,931	31%

	2008	2007	Increase/ (decrease)
Operating profit margin
Central America	48%	46%	2%
South America	11%	16%	(5)%
Africa	13%	16%	(3)%
Asia	23%	22%	1%
Total	25%	27%	(2)%

As a general rule, the companies with the highest market share, which have already achieved critical mass, were able to improve their operating margins. It’s the case for Millicom operations in Central America (El Salvador, Guatemala and Honduras) and in South America (Bolivia and Paraguay). Colombia incurred an operating loss of $43 million for the six months ended June 30, 2008 compared to an operating loss of $2 million for the six months ended June 30, 2007 and this impacted the whole South America operating margin, which decreased from 16% for the first six months of 2008 to 11% of the first months of 2007.

In addition Millicom’s operation in the Democratic Republic of Congo continued to have operating losses, as it aggressively rolls out the triple “A” operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 212% increase in subscribers between June 30, 2007 and June 30, 2008. This lead to a reduction in Africa operating profit margin from 16% for the first six months of 2008 to 13% of the first months of 2007.

Finally, operating profit for Asia remained above 20%.

In future, our operating profitability will depend on the ability of Millicom to continue growing revenues while maintaining control of costs. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits when the impact of the introduction of tigo® in these countries takes full effect in late 2008.

Interest expense: Interest expense for the six months ended June 30, 2008 increased by 8% to $86 million from $79 million for the six months ended June 30, 2007. Interest expense increased as a result of the additional borrowings in the operations used to fund Millicom’s increased capital expenditure. Interest costs for the operations will continue to increase in 2008 as Millicom arranges more of the funding for the growth in the operations through local borrowings. The early repayment of the 10% Senior Notes will decrease the interest expense by approximately $50 million per year up until 2013. In addition, the conversion in January 2008 of the 4% Convertible Notes will decrease the interest expense by approximately $18 million per year up until 2009.

Interest and other income: Interest and other income for the six months ended June 30, 2008 decreased by 24% to $19 million from $26 million for the six months ended June 30, 2007, mainly due to lower dollar interest rate.

Other non operating income, net: Other non operating income, net increased from an income of $0.2 million for the six months ended June 30, 2007 to an income of $8.7 million for the six months ended June 30, 2008. This increase was mainly as a result of higher exchange gains, mainly on borrowings, as a number of currencies strengthened against the dollar.

Charge for taxes: The net tax charge for the six months ended June 30, 2008 increased to $107 million from $88 million for the six months ended June 30, 2007. This increase was due to higher profits before tax and in addition we reversed $24 million of deferred tax assets in Colombia as due to the halving in interconnects rates in this market we will be unlikely to utilize this portion of those deferred tax assets before they expire in December 2009. Even so the Group’s effective tax rate decreased from 33% for the six months ended June 30, 2007 to 30% for the six months ended June 30, 2008.

In future, as the business grows and the corporate staff increases its support to the operations, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate. In 2008 we expect that the beneficial impact of these three factors will likely be, at least partially, offset by the net losses expected to be incurred by the Democratic Republic of Congo business, which may be non recoverable.

The Group effective tax rate is also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate.

Net profit for the period attributable to equity holders of the company: The net profit for the six months ended June 30, 2008 was $290 million compared to a net profit of $447 million for the six months ended June 30, 2007. Profit from continuing operations increased to $253 million for the six months ended June 30, 2008 from $176 million for the six months ended June 30, 2007. The profit from discontinued operations for the six months ended June 30, 2008 was nil compared to $259 million for the six months ended June 30, 2007.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, net assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. In the six months ended June 30, 2008, we had a net exchange gain of $8.7 million. In the six months ended June 30, 2007, we had a net exchange gain of $0.2 million.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Liquidity and capital resources

Cash upstreaming

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream surplus cash to the Company. For the six months ended June 30, 2008, we upstreamed $258 million from 11 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the six months ended June 30, 2007 we upstreamed $283 million from 11 of the 16 countries in which we operated, including $169 million from the sale of Paktel Limited.

Cash flows

For the six months ended June 30, 2008, cash provided by operating activities was $490 million, compared to $402 million for the six months ended June 30, 2007. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

Cash used by investing activities was $610 million for the six months ended June 30, 2008, compared to $320 million for the six months ended June 30, 2007. In the six months ended June 30, 2008 Millicom used cash to purchase $623 million of property, plant and equipment compared to $356 million for the same period in 2007.

Financing activities used total cash of $162 million for the six months ended June 30, 2008, compared to a provision of $80 million for the six months ended June 30, 2007. In the six months ended June 30, 2008 Millicom repaid debt of $474 million while raising funds of $570 million through new financing and $1.4 million through the issuance of shares. Furthermore Millicom paid in the first six months of 2008 $260 million as dividends to shareholders.

The net cash outflow in the six months ended June 30, 2008 was $271 million compared to an inflow of $430 million for the six months ended June 30, 2007, mainly due to the sale of Paktel Limited in February 2007. Millicom had closing cash and cash equivalents balances of $904 million as at June 30, 2008 compared to $1,087 million as at June 30, 2007.

Capital additions

Our additions to property, plant and equipment and intangible assets by geographical region were as follows during the periods indicated:

	For the six months ended June 30
	2008	2007
	(unaudited)	(unaudited)
	(in US$ ‘000)

Central America	160,027	111,450
South America	179,642	104,219
Africa	229,471	142,057
Asia	77,619	35,181
Unallocated	229	3
Total	646,988	392,910

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

As of June 30, 2008, we had total consolidated outstanding debt and other financing of $1,805 million (December 31, 2007: $1,834 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $851 million (December 31, 2007: $739 million).

In October 2007, Millicom decided that it would redeem the balance of the 10% Senior Notes in December 2008 and pay the contractual redemption premium of 5%.

Commitments

As of June 30, 2008, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $764 million, which are due within one year.

Guarantees

As of June 30, 2008, we had outstanding guarantees for a total amount of $333 million (December 31, 2007: $208 million).

Item 3. UNRESOLVED STAFF COMMENTS

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

Date: August 22, 2008